Exhibit 99.2

The following is the material presented to the Special Committee at its inaugural meeting discussing and quantifying the potential “going dark” transaction.

Special Committee of the Board of Directors Meeting

Champion Industries Headquarters, Huntington, WV – 10:00 A.M.

October 5, 2015

AGENDA

I.           Call To Order.......................................................................................................................................................................................L. Akers / G. Wilcox

II.           Organizational Matters (Elect Chairman and Secretary)................................................................................................................L. Akers / G. Wilcox

III.           Discussion of Advantages and Disadvantages

of “Going Dark” transaction.............................................................................................................................................................J. Evans

IV.           Discussion of Alternatives..............................................................................................................................................................J. Evans

V.           Liquidity Discussion.........................................................................................................................................................................J. Evans / R. Hunter

VI.           Discussion of Valuation..................................................................................................................................................................J. Evans

VII.           Ratio Analysis.................................................................................................................................................................................J. Evans

VIII.           Discussion of Statutory Appraisal Rights...................................................................................................................................R. Hunter

IX.           Cost Savings Analysis.....................................................................................................................................................................J. Evans

X.           Cost of “Going Dark” Transaction..................................................................................................................................................J. Evans

XI.           Timeline for Completion...............................................................................................................................................................J. Evans / R. Hunter

Agenda Item #3

Review of “Going Dark” Transaction and the Advantages and Disadvantages

“Going dark” refers to an SEC reporting company (A) taking steps to reduce its shareholders of record below the applicable threshold to allow SEC deregistration (below 300 for the Company), (B) then filing SEC Form 15 seeking to deregister with the SEC, and (C) effective 90 days after filing the Form 15, ending / suspending its SEC reporting, compliance and filing requirements under the Securities Exchange Act of 1934 (“Exchange Act”).   Reporting requirements remain terminated / suspended as long as record shareholders remain below 300.

Currently the Company has approximately 355 shareholders of record but approximately 1,390 beneficial shareholders. The difference between the shareholders of record and beneficial shareholders are those shares that are held in brokerages also called “street name”. Shares held in street name count as one shareholder of record. At this time approximately 1,036 shareholders have their shares in street name.

After extensive research and effort by the Company’s Management, it was determined a reverse stock split may be the most efficient and effective way to get under the 300 shareholders of record threshold. This would be accomplished by setting a ratio of at minimum of 100 old shares for 1 new share and paying cash in lieu of any issuance of fractional shares. At a ratio of 1:100, the Company would cash out 80 shareholders of record. This would bring the shareholders of record from 355 currently, to 275 post reverse split. At a ratio of 1:200 The Company would cash out 131 shareholders of record. This would bring the shareholders of record from 355 currently, to 224 post reverse split. Both of these scenarios assume there is no action taken by shareholders, intentionally or as a result of brokerages releasing to the beneficial owner, post reverse split. (See ratio analysis discussion for further details.)

The main advantages for Champion to go dark are as follows:

1.	Freeing Management and staff time to focus on long-term business objectives as well as internal financial reporting and analytics.

2.
Reduce or eliminate costs associated with SEC reporting including audit fees, legal fees, Edgarizer and XBRL compliance, Sarbanes Oxley compliance, as well as other ancillary reporting and compliance costs.

(See Cost Savings Analysis section for details)

The main disadvantages for Champion to go dark are as follows:

1.	The liquidity of the Company’s stock may be reduced.
2.	If shareholders of record go above 300, assuming no action by the company, this would trigger the Company to comply with SEC reporting requirements.
3.	Shares may be less attractive for use as currency in acquisitions.
4.	Dissenting shareholders have appraisal rights. (See Discussion of Statutory Appraisal Rights)
5.	Potential risk of litigation

Agenda Item #4

Discussion of Alternatives

The alternatives to going dark are to do nothing and keep the status quo, or the Company or its largest shareholders could make a tender offer in a “going private” transaction.

 If the Company keeps the status quo, it would continue to bear the cost of reporting and compliance of a public company. In addition, the Company’s Management would continue to devote time and resources that could be focused on more productive matters. Given the size of Champion, in terms of market capitalization ($2.8MM), asset size ($24MM), and revenue generation ($63MM), in addition to the industry and economic challenges faced by the Company over the last several years, keeping the status quo could significantly reduce the pace of recovery and growth moving forward. For consideration, the cost and time savings should be reviewed in the Cost Savings Analysis section.

The latter alternative, going fully private, would have a significant cash requirement (a minimum of $1.5MM assuming repurchase of 5MM shares at $.25 per share and $250M for legal and professional). The likely cash need would be much higher. At this time the Company does not have the cash resources to undertake such a transaction and its largest shareholders have not expressed the interest to personally undertake such a transaction. In addition, litigation risk is believed to be much higher given the stock performance over the last several years and the Company’s intent to return to profitability moving forward. A long and drawn out legal case would be counterproductive and costly.

Agenda Item #5

Liquidity Discussion

Liquidity of the Company’s stock was listed as a disadvantage of the going dark transaction. While this is typically the case for companies that are listed on a national exchange, Champion Industries, Inc. has been trading over the counter since being delisted from the NASDAQ exchange several years ago. The Company’s stock has continued to trade on the OTC Pink market and would be able to remain on that exchange post going dark. The average trading volume over the prior year has been about 11,000 shares per day at an average price of $0.27 per share. The Company currently has about 11.3MM shares outstanding. The stock is currently thinly traded and the average daily value of $3,000 changing hands would suggest that liquidity is already quite low.

Below is a summary of the Company’s stock trading over the prior 52 weeks:

Although liquidity is currently low, it would be expected that the decreased visibility of the Company would have an impact and could reduce liquidity further or virtually eliminate altogether.

The Company intends to continue to distribute quarterly updates and an audited Annual Report to shareholders that would be available to the public via the Company’s website and the OTC Markets website. This would maintain some level of visibility and could help trading, and thus liquidity.  The Company could also do press releases for significant events in interim periods.

Agenda Item #6

Discussion of Valuation

To determine the price that will be paid for any fractional shares resulting from the reverse split, the Company would engage a professional firm to evaluate its common shares. At present, the Company could use the following firms:

•	Dixon Hughes, LLP

•	Chaffe and Associates

•	A referral of a professional firm from the Company’s external auditors Arnett, Carbis, Toothman, LLP (“ACT”)

Dixon Hughes was referred by Bowles Rice, our legal counsel for this transaction. They have given a $45M - $55M price range for the valuation and a 4 -6 week turnaround for completion.

Chaffe and Associates has been engaged by the Company in the past, so there is some familiarity with the Company’s operations; which should cut down on the turnaround time. A preliminary estimate for the valuation is $20M.

The referral from ACT could be a benefit in that ACT has an intimate knowledge of our business and could lend guidance to the firm it has a working relationship with. This would presumably cut down on time of completion of the valuation. We have no knowledge of these firms at this time to base an estimate of cost.

Agenda Item # 7

Ratio Analysis

Management has reviewed its shareholder list and has determined the optimal ratio for the reverse split is either 1:100 or 1:200. With the 1:100 ratio, there would be 80 shareholders of record cashed out and the total holders of record would be 275 post reverse split which would give the Company a 25 shareholder buffer. With the 1:200 ratio, There would be 131 shareholders of record cashed out and the total holders of record would be 224 post reverse split giving the Company a 76 shareholder of record buffer.

There are several items to consider, they are as follows:

1.	Margin of safety

2.	Cost of cash out

3.	Potential that brokers will release shares to owners

4.	Risk of litigation

Margin of safety:

The obvious choice is the 1:200 ratio as it reduces the shareholders of record by another 51, but there are other factors to consider here. Over the past year the shareholder of record list has not fluctuated, this means that the trading that has taken place is amongst beneficial owners that have shares in street name. Given this, we can surmise that either the 100 or 200 ratio would accomplish the objective.

Cost of cash out:

Below is a summary table of the cost to cash out any fractional shares based on a range of valuations:

Here the 1:100 ratio is cheaper to execute but both options are plausible within the range of valuations given.

Potential that brokers will release shares to owners:

A broker “kick-out” occurs when a street name or nominee holder determines it no longer wants to serve in that position and distributes the shares to the beneficial owners, thus increasing the number of record holders.

This is a possibility with either ratio. Even with a larger number of record holders cashed out with the 1:200 ratio, this creates many more shareholders with a small number of shares. I would assume that the shareholders currently in street name have more holdings than just Champion and thus brokers would continue to hold post reverse split. This is supported by that fact that currently 192 shareholders in street name have 50 shares of the Company’s stock or less; 95 have 10 shares or less.

Risk of Litigation:

There will be a risk of litigation with this transaction whether the Company would pursue the 1:100 or 1:200 reverse split, but the likelihood this litigation would come from shareholders that will be cashed out should be minimal. This is because only shareholders that own 99 shares, or less, in the case of 1:100 ratio and 199 shares, or less, in the case of the 1:200 ratio, would be cashed out. Even if a conservative $1 estimate is used for the cash out price, this would be $199 or less in value per individual cashed out. In summary, the monetary value itself would likely be a deterrent of litigation from these shareholders.

The more likely risk of litigation would come from those shareholders that disagree with the transaction and would be concerned with less exposure and liquidity. However, the stock has traded thinly and at low prices for some time now. Assuming the Company found this transaction to be beneficial, a thorough proxy and communication with shareholders could help reduce the risk of this type of litigation.

Agenda Item # 8

Discussion of Statutory Appraisal Rights

WV Code § 31D-13-1302(a)(4) provides that a shareholder is entitled to appraisal rights in the event of any “amendment of the Articles of Incorporation” that “reduces the number of shares . . . owned by the shareholder to a fraction of the share” if the corporation “has the obligation or right to repurchase the fractional share so created.”

Therefore, a reverse stock split would trigger statutory appraisal rights for  any properly dissenting shareholder who would end up with a fractional share (less than 1 whole share) to be cashed out in the transaction, provided that shareholder follows all the applicable statutory procedures for asserting appraisal rights.

The appraisal statute is set forth in WV Code § 31D-13-1301 through § 31D-13-1331 (the “WV Appraisal Rights Statute”).    We would note the following key points concerning the WV Appraisal Rights Statute:

•	A copy of the WV Appraisal Rights Statute and a detailed explanation of it will need to be included in the proxy materials with the notice of the shareholders meeting.

•
There are several different required notices that a dissenting shareholder must file, and each has its own deadline.  If the dissenting shareholder fails to provide any of the notices in a timely manner, then statutory appraisal rights are lost.

•	A notice of intent to demand payment of “fair value” is the first required notice a dissenting shareholder must provide.

•	It must be submitted to the Corporation before the shareholders meeting where the amendment to the Articles will be voted upon by shareholders. If it isn’t, appraisal rights are lost.

•	Ay such dissenting shareholder must not vote in favor of the amendment. Any vote in favor of the amendment would eliminate appraisal rights.

•
In the 10 days after the effective date of the reverse stock split, the Company then would have to provide a written appraisal notice and form to each properly dissenting shareholders who have properly objected to being cashed out.

o
The written appraisal notice and form must specify a deadline for receiving back the completed form (with certain signed certifications and surrendered share certificates) from such dissenting shareholders.

o	That deadline cannot be less than 40 nor more than 60 days after the date the written appraisal notice and form are sent.
o	In the written appraisal notice and form, the Company must provide various information including the Company’s estimate of “fair value.”

•
To perfect appraisal rights, the dissenting shareholder must sign and return the appraisal notice/form, certify ownership on the relevant date, and surrender and deposit the share certificates, in a timely manner.. Failure to do all of these things by the deadline set by the Company will cause a loss of the appraisal rights.

•
At this point, the Company has to go ahead and pay its estimated “fair value” and send the dissenting shareholders copies of its most recent annual financial statements and interim statements, the check, and notice that the dissenting shareholder may demand more than the amount the Company is paying.

•
In response, the dissenting shareholder must then provide the Company with the shareholder’s own estimate of “fair value” and demand payment of the additional amount to bring the total paid up to the shareholder’s “fair value” estimate..

•	The Company can choose to pay the extra amount demanded in the dissenting shareholder’s estimate. If it does so, that is the end of the matter with respect to that dissenting shareholder.

•
If the Company chooses not to pay the dissenting shareholder the additional amount(s) so as to bring total payment up to the shareholder’s own estimate of “fair value,” then a court proceeding would ensue to determine “fair value”.

o	“Fair value” under the does not include any discount for minority shares or for thinly traded volume.

o	The court can appoint one or more appraisers.

o	Court costs including appraisers’ fees will be assessed to the Company.

Agenda Item #9

Cost Savings Analysis

Below is a summary of the estimated savings annually:

The opportunity cost is derived from the dollar savings of time of the CFO, Controller and Staff associated with the reporting and compliance function of the Company. This cost savings is much more subjective but it can be reasonably assumed that the time spent doing more productive activities would at a minimum pay for itself. In reality, this number is much higher. The time and uninterrupted focus that can be diverted to operations and business fundamentals is what is needed for the Company to see a quicker recovery as well as future success and growth.

Agenda Item #10

Cost of “Going Dark” Transaction

The estimated cost of Going Dark for the Company is as follows:

The cost of the transaction is dependent on the ratio of shares for the reverse split as well as the valuation. $150,000 or less is likely a conservative estimate for an all in cost of the transaction.

Agenda Item #11

Timeline for Completion

DATE (Est.)	STEP OR ACTION	RESPONSIBLE PARTY (AND NOTES)
Sept. 21, 2015	Board reviews with counsel and with the CFO the possibility of going dark using the reverse stock split approach	Board, CFO, BR
Sept. 21, 2015	Board approves moving forward with exploring possible going dark transaction, and creates and empowers Special Committee to proceed	Board
October 5, 2015
Complete review of advantages and disadvantages of possibly going dark using a reverse stock split; confirm desire to move forward with exploring possible transaction (or not); if decision is to continue exploring possible going dark transaction with reverse stock split, retain Outside Valuation Expert

Special Committee (May use unanimous written action in lieu of meeting) (CFO, BR to assist)
Week of October 5, 2015
Review anti-dilution and restrictive covenants in plans and agreements, and review Section 13D issues; follow up as needed.

Refine cost estimates and provide the Special Committee with other information and support as needed.

CFO, BR (E.g., see restrictive covenant in the amended credit agreement relating to payments to shareholders) CFO, BR
By Oct. 23, 2015	Obtain Preliminary (Draft) Valuation Report	Valuation Expert Special Committee (estimated 4-week turnaround to get the draft Report)

Week of Oct. 26, 2015
Review and discuss (1) Preliminary (Draft) Valuation Report, (2) Proposed Reverse Split Ratio, and (3) Draft of Proposed Amendment to Articles of Incorporation (leaving blanks for the Reverse Split Ratio)

Special Committee (Valuation Expert, CFO, BR to assist)
By Nov. 6, 2015	Obtain Final Valuation Report and analyze estimated costs of purchasing fractional shares in a possible reverse stock split	Valuation Expert Special Committee (Valuation Expert, CFO, BR to assist)
Week of Nov. 9, 2015
Special Committee meets and reviews Final Valuation Report and makes a final recommendation to the Board regarding the possible going dark transaction.  If it recommends proceeding, recommendations should include Reverse Split Ratio, cash purchase price, related Amendments to Articles, target shareholder meeting date, etc.

Special Committee (Valuation Expert, CFO, BR to assist)
Week of Nov. 9, 2015
Board meets and receives/acts on recommendations of Special Committee.

If recommendation is to proceed, and the Board approves that, the Board would need to adopt Resolutions (1) authorizing the  reverse stock split, setting the Reverse Split Ratio and cash purchase price for fractional shares (less than 1 share), (2) approving the related amendments to the Articles of Incorporation, (3) setting target dates for  the shareholders meeting date, record date, effective date, etc., and (4) authorizing filing of Preliminary Proxy Materials (and Schedule 13E-3/Rule 13e-3 Disclosures)

Board (Special Committee, CFO, BR, Valuation Expert to assist Board in its deliberations)
Week of Nov. 16, 2015	File Preliminary Proxy Materials (and file Schedule 13E-3/Rule 13e-3 Disclosures) and related filings with the SEC	CFO, BR, Special Committee, Outside Auditors, others as appropriate (Note: SEC review and comments are anticipated)

Week of Nov. 16, 2015	File Preliminary Proxy Materials (and file Schedule 13E-3/Rule 13e-3 Disclosures) and related filings with the SEC	CFO, BR, Special Committee, Outside Auditors, others as appropriate (Note: SEC review and comments are anticipated)
Nov. 16, 2015 to Dec. 16, 2015	SEC review; respond to SEC comments, obtain final SEC approval(s)	CFO, BR, Special Committee, Outside Auditors, others as appropriate (Note: SEC review and comments are anticipated, and this estimated time line assumes a 1-month review period)
By Dec. 21, 2015 (subject to timing of SEC review)	File final proxy materials, etc., and mail/deliver proxy materials	CFO, BR, Special Committee, Outside Auditors, others as appropriate
Week of Jan. 25, 2016	Special Meeting of Shareholders Special Meeting of Board (afterward) to authorize any additional actions needed	All (this is a target date)
Week of Jan. 25, 2016
After shareholders meeting/approval:

• file Form 8-K; issue Press Release
• obtain new CUSIP number
• file FINRA notification under Rule 10b-17
• follow up as needed on Trading Symbol
• make final arrangements with Transfer Agent (including transmittal letter and funding arrangements for purchasing fractional shares)
• address any dissenters’ appraisal rights and follow up as needed (see section 5 below)

CFO, BR (with assistance from others as needed)
Week of Jan. 25, 2016	File Articles of Amendment to Articles of Incorporation, authorizing reverse stock split	BR

Week of Feb. 1, 2015)	Effective Date of Reverse Stock Split Confirm number of record shareholders is below 300 File SEC Form 15 to deregister	CFO CFO, BR
If any shareholders exercise statutory dissenter/appraisal rights	Continue addressing dissenting shareholders’ appraisal rights, if necessary	Board, CFO, BR

The following are the minutes of the inaugural Special Committee Meeting discussing the potential “going dark” transaction.

CHAMPION INDUSTRIES, INC.
Special Committee of the Board of Directors Meeting
Champion Industries, Inc. Headquarters, Huntington, WV – 10:00AM
October 5, 2015

Special Committee Members: Lou Akers, Glenn Wilcox

Special Committee Subject Matter: Exploration of Potential “Going Dark” transaction

In Attendance by Phone: Lou Akers, Glenn Wilcox

Non-Directors Present by Invitation:  Justin T. Evans, Chief Financial Officer, Roger Hunter, Legal Counsel – Bowles Rice LLP

I.	Call to Order

Mr. Wilcox and Mr. Akers called the meeting to order.

II.	Organization Matters

After a discussion amongst participants, the consensus was Mr. Akers should be the Chairman of the Special Committee and Mr. Wilcox the Secretary given their respective backgrounds as it related to the subject matter. Mr. Evans was charged with taking minutes. Upon motion by Mr. Akers and second by Mr. Wilcox a motion to that effect was passed.

III.	Discussion of Advantages and Disadvantages of Potential “Going Dark” Transaction Using a Potential Reverse Stock Split

At the request of the Committee, to open the meeting Mr. Evans started with a brief overview of going dark using a reverse stock split and how the Company would execute a potential transaction of this sort. To go dark (no longer a public company subject to SEC reporting and other public company compliance), the Company would need to get under 300 shareholders of record. Currently the Company has approximately 355. To get fewer than 300 shareholders of record, a reverse stock split could be executed in a ratio of 1:100 or 1:200. The 1:100 likely would get the Company to about 275 shareholders of record while the 1:200 likely would bring the shareholders of record to about 224.

Mr. Evans, in conjunction with legal counsel, had prepared an agenda that was consistent with the Board’s charge to the Special Committee, along with a memo discussing important items to consider related to possibly going dark.  In addition, he had provided the Committee members with a copy of a September 18, 2015 memorandum from Mr. Hunter to Mr. Evans discussing a potential going dark transaction using a reverse stock split.  Within Mr. Evans’ memo there were estimates and figures as well as specific discussion related to Champion to facilitate and support the Committee’s discussion and deliberations as to the main agenda topics. Mr. Evans distributed all this material prior to the meeting to allow for a thorough review in preparation of the meeting. As such, at Mr. Wilcox’s suggestion, the Committee requested that Mr. Evans discuss each section of his memo as the Committee worked through each of the agenda items, and asked that Mr. Hunter add any additional comments for each topic, as the Committee proceeded.  The comments of Mr. Evans and Mr. Hunter, and questions of Committee members, were then discussed amongst the attendees as the meeting proceeded through each agenda topic.

The first agenda topic of discussion was the advantages and disadvantages of potentially going dark. Mr. Evans cited the main advantages related to Champion were freeing management and staff time to focus on long-term business objectives as well as internal financial reporting and analytics, and eliminate costs associated with SEC reporting. The estimated costs savings was $220M annually. Mr. Evans’ opinion was that the savings would be higher given a conservative estimate of opportunity costs. The committee discussed the Company’s financial position including market capitalization, sales, and total assets as well as trends and results over the past several years.  Mr. Wilcox asked Mr. Hunter to add his professional opinion on any other potential advantages of the transaction for the committee to consider. Mr. Hunter concurred in the advantages noted by Mr. Evans and added that other potential advantages would include a potential savings on D&O insurance, streamlining of corporate governance, greater confidentiality of strategic and competitively sensitive information, no brokerage fees for those fractional shares converted to cash after the reverse split.

Mr. Hunter also noted another advantage of using the reverse stock split to get below 300 shareholders of record.  That is, it would allow shareholders whose holdings were a little over or a little under the threshold for being cashed out to have a choice whether to be cashed out or not.  That is, shareholders could either buy or sell shares before the record date for the reverse split, in order to get above or below the threshold, and thereby be cashed out or not as they might prefer.

After thorough discussion of these items, the committee agreed that more focus on business and the annual costs savings were the main advantages of the potential transaction but all had merit.

Mr. Evans cited the disadvantages as potential reduced liquidity of the Company’s stock, tripping the 300 shareholder of record threshold triggering SEC reporting and compliance post reverse split, shares being less attractive in acquisitions, appraisal rights of dissenting shareholders, and potential risk of litigation. Mr. Hunter agreed with these disadvantages and added a decrease in prestige, expense of reregistering to raise capital, time and expense preparing and filing the various documents, filings and information necessary to complete the potential transaction, reduced information to shareholders and others about the company, and continued application of the antifraud provisions.  Mr. Hunter also noted some potential mitigating factors.  Those factors included, as Mr. Evans mentioned in his memo, the ability after going dark to still post annual audits and quarterly statements with OTC markets online (along with communications with them as to material events and/or transactions) and to make such information available to shareholders as well.  Regarding the antifraud provisions, the company could provide by policy that there should be only certain trading windows available for insiders.  Mr. Hunter also added some brief comments on potential litigation risk and appraisal rights, and mitigating factors to consider, and indicated he would have more to say on those subjects as the meeting proceeded.

The committee discussed each disadvantage, but the main items of liquidity, number of shareholders of record, and risk of litigation were discussed at length. The Committee’s opinion was that the liquidity was already very low and had been for some time as the Company trades on the OTC Markets. Mr. Evans provided the Committee with trading information for the previous year that included trading volume, trading price, and various averages of both. The trading information supported the Committee’s opinion that the liquidity of the Company’s stock was already very low. Mr. Evans disclosed to the committee that his research indicated the majority of the trading appeared to be between beneficial shareholders holding stock in street name and thus the shareholders of record would not be impacted much after the reverse split. The committee discussed the potential that brokers could cease holding the shares in street name (which counts as one shareholder of record) and release to shareholders if the share volume was too low. Mr. Evans disclosed that there were currently 192 shareholders holding shares in street name that had 50 shares or less and 95 shareholders in street name that had 10 shares or less. Given this, the Committee thought if a broker “kick out” were to occur, it would have already happened.  The Committee believed that if a potential transaction were undertaken, such “kick-outs” were possible but not likely, and that the street name holdings and possible “kick-outs” would need to be (and could be) monitored closely.  The Committee discussed the risk of litigation and the consensus was that it was unlikely that litigation would come from shareholders that were cashed out given the monetary value, but more likely (if it came at all) from dissenting shareholders that would remain post reverse split. The Committee thought that thorough communication with shareholders (assuming the potential transaction was found to be beneficial and is undertaken at all) disclosing the merits of the potential transaction could dissuade litigation.

IV.	Discussion of Alternatives

The Committee discussed keeping the status quo and a full “going private” transaction as alternatives to going dark. The Committee believed that keeping the status quo, given the financial position of Champion as well as the state of the industries in which it operates, could significantly reduce the pace of recovery and growth moving forward. Mr. Akers and Mr. Wilcox (assuming certain estimates) thought that the benefit of being technically private (focused Management effort and diverted resources to more productive activities) outweighed the benefit of being public.

Going fully private would require the Company or its largest shareholders to make a cash tender offer for the Company (or undertake some other transaction such as a cash-out merger that would have the same effect). Mr. Akers, Mr. Wilcox and Mr. Evans stated this was not an option for the Company from a cash perspective and that its largest shareholders had not expressed interest in making a tender offer personally.

V.	Liquidity Discussion

The Committee continued its earlier discussion of liquidity, obtaining further comment from both Mr. Evans and Mr. Hunter, and this discussion was consistent with the prior discussion. See Item III.

VI.	Discussion of Valuation

The Committee discussed the importance of getting a valuation, and potential firms to give a valuation, of the Company’s stock to consider in paying cash in lieu of fractional shares. After discussion of pros and cons of each candidate, the Committee thought that given the estimated cost ($20M) and the Company’s prior engagements with Chaffe and Associates, that they were the best candidate. Mr. Evans disclosed that he would have more in depth conversation and firm cost estimate (as well as timing of a final valuation report) within the week.

VII.	Ratio Analysis

The consensus was a 1:100 or 1:200 would be the optimal ratio for the reverse stock split. Both would be effective getting under the 300 shareholder of record threshold, but the Committee did not have concrete valuation information, which the Committee believes is essential to any final recommendations it might make to the Board of Directors as to (a) whether to undertake the potential transaction and, (b) if so, which reverse split ratio to use and what the cost entailed in that ratio actually would be (once the valuation was known).  Mr. Evans did give a range of valuation and related costs, and within those ranges, the Committee thought, preliminarily, that both reverse split ratios were plausible.

VIII.	Discussion of Statutory Appraisal Rights

Mr. Hunter discussed with the Committee the appraisal rights of shareholders to be cashed out. Mr. Hunter detailed the procedures that the dissenting shareholder would need to go through to execute. Using a range of values for the Company’s shares, the Committee determined the monetary value for shareholders to be cashed out and the lengthy process to exercise appraisal rights significantly reduced the potential for this action from dissenting shareholders.

Additionally, Mr. Hunter noted that the statute requires the dissenting shareholder to state the number or value per share they are demanding and believe is fair.  The statute likewise gives the company the right simply to agree to and pay a dissenting shareholder’s stated number (or value), and thereby ending the matter and avoiding the time and expense of an actual court proceeding to determine the fair value per share.  Preliminarily, using the range of estimates in Mr. Evans’ memo, Mr. Hunter thought that doing that to avoid the litigation costs would seem to be a viable and cost-effective option if there were any dissenting shareholders.

IX.	Cost Savings Analysis

Mr. Akers had Mr. Evans discuss in detail the annual cost savings that would result from potentially going dark. Mr. Evans discussed specific hard costs as well as time and opportunity cost estimates for a total annual savings estimate of $220M. Mr. Evans also disclosed the opportunity cost was a subjective matter and thought the actual savings would be much higher.

X.	Cost of Potential “Going Dark” Transaction

Mr. Akers had Mr. Evans discuss in detail the costs of the potential transaction. Mr. Evans gave a range of estimates based on valuations from $.25 to $1.00 per share pre-split. The range was as little as $105M and as much as $182M depending on the valuation and the ratio. Based on the range, Mr. Evans’ estimate of an all in cost of the potential transaction was $150M. This assumes no litigation cost post reverse split.

XI.	Timeline for Completion of a Potential Transaction

The Committee discussed in detail a timeline for completion of a potential going dark transaction involving a reverse stock split. The Committee determined the valuation turnaround time would largely determine the timing of full execution.  The estimated range was from December, 2015 at the earliest and February, 2016 at the latest.  Mr. Hunter added that the SEC review and comment period also could affect the time line, and that the estimated time line assumed a 30-day SEC review/comment period.  Mr. Akers indicated that everyone recognized the SEC could take longer as well.

The Committee consensus was that if the later date were the case, the Company’s best option probably would be to vote on the matter at the annual meeting of shareholders. If in December or January, a special meeting of the shareholders may be considered. The Committee thought this was an ultimate decision of the Board of Directors, if the Board ultimately decided to undertake the potential transaction after receiving the valuation report and the Committee’s subsequent final recommendations, assuming the ultimate decision was to proceed with the potential transaction.

XII.	Adjournment

Mr. Akers and Mr. Wilcox wanted the minutes of the Special Committee meeting to be distributed to the Board of Directors for the next meeting of the Board of Directors on October 19, 2015. Given the information considered to date, Mr. Wilcox made a motion to preliminarily recommend to the Board of Directors that the Company and the Committee proceed with continuing to explore the potential transaction, pending the valuation to be determined, and to this end retain a valuation firm (the recommendation of the Committee being to use Chaffe, as noted above). Upon a second by Mr. Akers, the motion was passed.

The Committee indicated that, if the Board approves continued exploration of the potential transaction, the Committee hoped to be in a position to obtain the valuation report and final cost and time line estimates within approximately 30 days, and therefore hoped to be in a position to make final recommendations to the Board by the Board’s November meeting on (a) whether to undertake the potential transaction, and, (b) if so, which reverse stock split ratio to use and the resulting updated costs of the potential transactions.

The Committee also noted again that, if the ultimate decision then is to proceed with the potential transaction, the Board (as noted earlier) also would have to make the final decision as to timing and whether to pursue a special shareholders’ meeting or wait and address the matter at the annual meeting of shareholders.

There being no further business Mr. Wilcox made a motion to adjourn, upon a second by Mr. Akers the meeting was adjourned.

The following is an excerpt of the minutes presented to the Company’s Board of Directors, after the inaugural Special Committee meeting, disclosing the research and discussion of the potential “going dark” transaction.

CHAMPION INDUSTRIES, INC.
Board of Directors Meeting
Pullman Plaza Hotel, Huntington – 9:00AM
October 19, 2015

VII.	New Business

Mr. Reynolds had Mr. Evans begin the meeting with a discussion of the potential “going dark” transaction. Mr. Evans had distributed minutes of the special committee of the Board of Directors meeting held on October 5, 2015. The minutes detailed the discussion of the meeting. The material presented to the special committee by Mr. Evans and legal counsel to facilitate the discussion was also presented to the board. The recommendation from the committee was to continue to explore the transaction. Mr. Cline made a motion to defer any decision to continue exploration to the Board meeting on November 16, 2015; this would allow the board members ample time to review and digest the information presented. After a second by Mr. Akers the motion passed.